FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2010

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañia de Minas Buenaventura Announces
Fourth Quarter 2009 Results

Lima, Peru, February 25, 2010 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company announced today its results for the fourth quarter 2009. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer stated:

“Net income during the fourth quarter totaled US$210.4 million, a significant improvement when compared to the loss reported in 4Q08 (negative US$6.1 million).

EBITDA from Buenaventura’s Direct Operations was US$116.9 million, 295% higher than the figure reported in 4Q08 (US$29.6 million), while EBITDA including Yanacocha and Cerro Verde increased 392%, from US$73.0 million in 4Q08 to US$359.0 million in 4Q09.

These positive results were mainly driven by higher revenues due to the increases in metal prices, as well as Yanacocha and Cerro Verde’s contributions.”

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

Financial Highlights (in millions of US$, except EPS figures):

	4Q09	4Q08	Var%	FY09	FY08		Var%
Total Revenues	261.0	165.2	58%	881.5	815.4		8%
Operating Income	93.9	16.9	456%	287.2	283.7	**	1%
EBITDA (BVN Direct Operations)	116.9	29.6	295%	393.1	357.7	**	10%
EBITDA (inc. Yanacocha and Cerro Verde)	359.0	73.0	392%	1162.7	950.1	**	22%
Net Income	210.4	-6.1	NA	593.6	153.3		287%
EPS*	0.83	-0.02	NA	2.33	0.60		287%

(*) Buenaventura has a total of 254,442,328 shares outstanding.
(**) Without considering the provisions related to the unwinding of hedging contracts.

Operating Revenue

During 4Q09, net sales were US$243.5 million, a 57% increase when compared to the US$155.0 million reported in 4Q08. This was explained by higher realized prices in all metals despite a decrease in the volume of gold, silver, zinc and lead sold.

Royalty income during 4Q09 totaled US$17.5 million, a 72% increase when compared to the US$10.2 million reported in 4Q08 due to higher sales at Yanacocha.

Operating Highlights	4Q09	4Q08	Var%	FY09	FY08	Var%
Net Sales (in millions of US$)	243.5	155.0	57%	819.4	766.6	7%
Average Realized Gold Price Gold (US$/oz)*	1,122	801	40%	988	872	13%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,108	803	38%	978	874	12%
Average Realized Silver Price (US$/oz)*	17.65	10.12	74%	15.52	14.26	9%
Average Realized Lead Price (US$/MT)*	2,321	1,237	88%	1,926	1,859	4%
Average Realized Zinc Price (US$/MT)*	2,207	1,184	86%	1,757	1,798	-2%
Average Realized Copper Price (US$/MT)*	6,650	3,291	102%	5,641	5,771	-2%
(*) Buenaventura’s Direct Operations

Sales Content
	4Q09	4Q08	Var%	FY09	FY08	Var%
Gold (in oz)*	112,702	132,392	-15%	419,222	414,682	1%
Gold (in oz) inc. Yanacocha	335,459	321,137	4%	1,321,993	1,218,976	8%
Silver (in oz)*	3,721,247	3,901,471	-5%	15,208,726	16,514,171	-8%
Lead (in MT)*	8,085	9,693	-17%	30,214	37,853	-20%
Zinc (in MT)*	15,816	20,780	-24%	64,198	82,501	-22%
Copper (in MT)*	2,210	2,084	6%	7,677	7,763	-1%
(*) Buenaventura’s Direct Operations

Net sales for 2009 were US$819.4 million, a 7% increase compared to 2008 (US$766.6 million), while royalty income was US$62.2 million, a 27% increase when compared to the US$48.8 million reported in 2008.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

Production and Operating Costs

Buenaventura’s equity production1 during 4Q09 was 113,827 ounces of gold, 1% higher than the 113,068 million ounces reported in 4Q08. Silver production during 4Q09 was 3.5 million ounces, a 12% decrease when compared to the 4.0 million ounces reported in 4Q08.

Equity production1 for the twelve month 2009 period was 424,731 ounces of gold and 14.8 million ounces of silver. This represented stable gold production (422,732 ounces in 2008), and a 6% decrease in silver production compared to 2008 (15.6 million ounces).

Equity Production[1]
	4Q09	4Q08	Var%	FY09	FY08	Var%
Gold (oz)	113,827	113,068	1%	424,731	422,732	0%
Gold (oz) inc. Yanacocha	331,516	296,105	12%	1,323,127	1,212,945	9%
Silver (oz)	3,538,286	4,025,616	-12%	14,759,846	15,624,748	-6%
Lead ( MT)	4,927	5,721	-14%	20,752	23,651	-12%
Zinc ( MT)	9,687	9,858	-2%	40,959	41,867	-2%
Copper (MT) inc. Cerro Verde	15,263	16,381	-7%	61,613	64,349	-4%

Orcopampa’s (100%) total gold production was 87,748 ounces, 12% higher than 4Q08 production (78,459 ounces). Production from the Chipmo mine in 4Q09 was 77,624 ounces, 11% higher than the 70,155 ounces reported in 4Q08, complemented by old tailings treatment, which produced 10,124 gold ounces. Accumulated total gold production for 2009 was 315,227 ounces, an 11% increase when compared to 2008 (284,511 ounces). (Appendix 2)

Cash operating cost in 4Q09 was US$322/oz, 22% higher when compared to 4Q08 (US$263/oz). This was explained by:

1.	A 53% increase in contractor costs due to a 39% increase in diamond drilling and a 43% increase in drifting work.
2.	A 23% increase in labor costs.

Cash operating cost for 2009 was US$290/oz, 19% higher than the figure reported in 2008 (US$244/oz).

At Poracota, gold production in 4Q09 was 13,474 ounces, a decrease of 2% when compared to 4Q08 (13,736 ounces), while the cash operating cost increased 69% from US$571/oz in 4Q08 to US$963/oz in 4Q09. This increase was due to a 125% increase in diamond drilling. Accumulated gold production for the twelve-month 2009 period was 51,516 ounces, 12% higher than the figure reported in 2008 (46,126 ounces).

Total royalties paid to the government at both Orcopampa and Poracota in 4Q09 was US$3.6 million.

At Uchucchacua (100%), total silver production during 4Q09 was 18% lower than 4Q08 (2,497,134 ounces  and, 3,034,526 ounces, respectively) due to a 6% decline in ore treated and 12% lower silver grade. Zinc production decreased 46% (from 2,861 MT in 4Q08 to 1,551 MT in 4Q09), while lead production decreased 48% (1,445 MT in 4Q09 vs. 2,774 MT in 4Q08). Accumulated production for 2009 was 10,555,566 ounces of silver, 8% lower than in 2008 (11,417,199 ounces); 8,209 MT of zinc, a decrease of 27% when compared to 2008 (11,300 MT) and 8,548 MT of lead, 23% lower than the figure reported in 2008 (11,101 MT).

1 Production includes 100% of operating units, 100% of CEDIMIN and 45.97% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

Cash operating cost in 4Q09 was US$11.61/oz, a 60% increase compared to the $7.25/oz in 4Q08. This was best explained by:

1.	28% lower by-product contribution due to a decrease in zinc and lead production.
2.	An 82% rise in contractor expenses explained by a 19% increase in diamond drilling and a 12% increase in drifting work.
3.	The decrease in silver ounces recovered was due to the previously mentioned decline in silver grade, while controlling manganese recovery and content.

Total royalties paid to the government at Uchucchacua in 4Q09 was US$1.3 million.

At Antapite (100%), total production in 4Q09 was 7,574 ounces of gold, a decrease of 17% compared to 4Q08 (9,130 ounces), mainly due to a 29% decrease in ore milled despite a 13% increase in the gold grade and 3% increase in the recovery rate (Appendix 2). Accumulated 2009 gold production was 31,004 ounces, a 28% decrease when compared to 2008 (43,319 oz).

Gold cash operating cost in 4Q09 was US$881/oz, 15% higher than 4Q08 (US$755/oz) due to the impact of a reduction in the amount of ounces recovered. The 14% increase in gold grade and higher recovery did not offset the lower tonnage treated. For 2009, cash operating cost was US$784/oz, 23% higher than in 2008 (US$637/oz)

Total royalties paid to the government at Antapite in 4Q09 was US$0.1 million.

At Colquijirca (El Brocal 45.97%), total zinc production was 16,872 MT in 4Q09, an 9% decrease when compared to the 18,612 MT reported in 4Q08 due to 9% decline in tonnage treated and a 4% decrease in ore grade despite a 2% decrease in the recovery rate (Appendix 2). Total silver production during 4Q09 was 880,865 ounces, a 5% increase when compared to the 841,744 ounces reported in 4Q08, mainly explained by a 14% increase in the silver ore grade despite a 9% decrease in the tonnage treated. Total lead production for 4Q09 was 5,614 MT, a 5% decrease when compared to 5,939 MT in 4Q08.

For 2009, total zinc production was 67,690 MT, a 17% decrease when compared to the 81,630 MT reported in 4Q08. In the case of silver, total production decreased 19%, from 4,493,191 ounces in 2008 to 3,651,041 ounces in 2009. Lead production for the twelve-month 2009 period was 20,135 MT, 19% lower than the same period in 2008 (24,963 MT).

Zinc cash cost in Colquijirca increased from US$626/MT in 4Q08 to US$1,083/MT in 4Q09. This was due to a higher stripping ratio (10.55 in 4Q09 vs. 3.03 in 4Q08) despite the higher zinc and lead contributions due to an increase in prices.

At Marcapunta, copper production for 4Q09 was 1,941 MT, 7% lower than 4Q08 (2,090 MT). Accumulated copper production in 2009 was 8,284 MT, an 11% increase when compared to 7,496 MT in 2008.

Total royalties paid to the government at Colquijirca in 4Q09 was US$1.6 million.

Operating Expenses

General and administrative expenses for 4Q09 were US$18.8 million, higher than the figure reported in 4Q08 (negative US$5.7 million) due to the reverse adjustment of the long-term compensation provision (negative US$15.3 million) reported in the comparable period of 2008. General and administrative expenses for the twelve-month period 2009 totaled US$88.8 million, a 154% increase when compared to the US$34.9 million reported in 2008 due to the US$16.8 million in doubtful accounts related to Doe Run, as well as the reverse adjustment of the long-term compensation provision (negative US$21.7 million) reported in 2008.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

Exploration Costs in non-operational mining sites

Exploration costs at non-operational mining sites, which include care and maintenance during 4Q09 were US$5.7 million, a 59% decrease compared to the US$14.1 million reported in 4Q08. The main efforts were focused at the Breapampa (US$1.2 million), Trapiche (US$1.0 million), Marcapunta (US$0.9 million) and Mallay (US$1.7 million) projects. Exploration costs at non-operating mining sites during 2009 were US$30.0 million, a 46% decrease when compared to 2008 (US$55.2 million).

First-stage diamond drilling totaling 24,000m is complete at Chucapaca. Results are sufficiently encouraging to warrant mine initiation and a scoping study is scheduled for completion by July 2010. Insufficient drilling has been done to establish a definitive gold grade for the Canahuire deposit, but indications are that it will be economically viable. Portions of the Canahuire deposit are copper-bearing, but low-grade. Metallurgical test work is ongoing with encouraging initial results for combined floatation and CIL cyanidation.

Exploration at the Cerro Castrejón target, 7 km southwest of the La Zanja open pit/heap leach project, is at a very early stage with 2,500m of diamond drilling completed. However, despite a limited amount of work, it is clear that the La Zanja joint venture has discovered a molybdenum and copper deposit of significant size and grade. Mineralization is sulfide dominant hosted by a tourmaline breccia pipe with dimensions of 200mx300m, with a 300m to 400m vertical extension.

At Breapampa Buenaventura has excercised its US$ 15 million option to buy-out Newmont. Buenaventura is in the process of analyzing the feasibility of completing an environmental impact study and construction permits by the end of 2010. The first open pit/heap leach operation will be initiated thereafter at one of the three small oxide gold deposits in these highly prospective 93,400 hectares of mining rights. The Parcca Orcco deposit has in-pit probable reserves of 4.7 Mt @ 1.3 g/t gold and 22.2  g/t  silver

At Trapiche, Buenaventura was able to report 552 Mt in total resources with 0.46% copper and 0.013% molybdenum amenable for conventional flotation for both the primary and enriched sulfides. Test results show concentrate grades between 22% and 30% copper with recoveries that fluctuate between 75% and 82%.

Tuyumina is a Cedimin prospect located 20 km East of the Paula mine. Two new veins were discovered with a discontinuous outcrop exceeding 5 km in the N 70° E direction. Prospecting in the central area began with trenches in late 2009; the veins exposed are 2m to 3m wide and show typical quartz-adularia low sufidation assemblages. The Olivia vein has a 100m central zone with 6 g/t to 30 g/t gold and 4 oz/t to 25 oz/t silver. The Company is currently evaluating depth potential with two diamond drilling rigs.

Operating Income

Operating income in 4Q09 was US$93.9 million, a 456% increase compared to the US$16.9 million reported in 4Q08. This result was mainly explained by the 58% increase in total revenues, from US$165.2 million in 4Q08 to US$261.0 million in 4Q09.

Accumulated operating income for 2009 was US$287.2 million, in-line with the figure reported in 2008 (US$283.7 million).

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

Share in Affiliated Companies

During 4Q09, Buenaventura’s income from non-consolidated affiliates was US$147.6 million, 590% higher than the US$21.4 million reported in 4Q08. Yanacocha’s contribution to these results increased 160%, from US$38.4 million in 4Q08 to US$99.7 million 4Q09, while contributions from Cerro Verde increased from negative US$17.0 million in 4Q09 to US$47.9 million in 4Q08. Accumulated income from non-consolidated affiliates in 2009 was US$451.3 million, an increase of 32% compared to the US$340.9 million reported in 2008.

YANACOCHA
At Yanacocha (43.65%), 4Q09 gold production was 498,716 ounces of gold, an increase of 19% compared to 4Q08 (419,329 ounces). Gold production for the twelve-month 2009 period was 2,058,180 ounces, an increase of 14% compared to the 1,810,338 ounces reported in the same period of 2008.

Cost applicable to sales (CAS) at Yanacocha in 4Q09 was US$319/oz, 10% lower than the figure reported in 4Q08 (US$356/oz). For 2009, CAS was US$325/oz, a 9% decrease when compared to US$358/oz reported in 2008.

Net income at Yanacocha during 4Q09 was US$228.5 million, a 154% increase when compared to the 4Q08 figure (US$90.1 million). Accumulated net income in 2009 was US$727.1 million, 53% higher than in 2008 (US$476.5 million).

During 4Q09, EBITDA totaled US$374.1 million, an increase of 135% compared to 4Q08 (US$159.4 million). This increase was due to a 62% increase in revenues (US$561.9 million in 4Q09 vs. US$347.6 million in 4Q08) due to an 18% increase in ounces of gold sold and the 37% increase in realized gold prices. EBITDA for 2009 was US$1,232.6 million, a 45% increase when compared to the US$849.2 million reported in 2008.

CAPEX for 4Q09 was US$52.9 million and US$146.5 million for 2009.

CERRO VERDE
At Cerro Verde (19.26%), 4Q09 copper production was 74,611 MT, a 7% decrease when compared to 4Q08 (79,894 MT). Copper production in 2009 totaled 300,109 MT, 5% lower than the figured reported in 2008 (315,014 MT).

During 4Q09, Cerro Verde reported net income of US$244.6 million compared to a negative US$100.4 million reported in 4Q08.

Accumulated net income in 2009 was US$708.5 million, a 1% decrease compared to 2008 (US$718.4 million), while sales totaled US$1,757.5 million, a decrease of 4% compared to 2008 (US$1,835.9 million).

CAPEX in 4Q09 totaled US$17.0 million and US$91.9 million for 2009.

Net Income

This quarter, Buenaventura’s net income was US$210.4 million, representing US$0.83 per share compared to negative US$6.1 million in 4Q08 (negative US$0.02 per share). This was mainly explained by the 590% increase in contributions from Yanacocha and Cerro Verde.

Net income in 2009 was US$593.6 million (US$2.33 per share) compared to the US$153.3 million (US$0.60 per share) reported in 2008.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

Project Development

ORCOPAMPA
•	Mine hoist renewal in the Chipmo area to transport ore from lower levels of the mine that will permit mining cost reductions. CAPEX US$3.3 million.
•	2nd stage old tailings retreatment to recover 38,000 oz of gold and 1.1 M oz of silver. CAPEX US$5.5 million.
•	Tailing Dam #4 expansion for an additional 1.8 years. CAPEX US$10.4 million.

UCHUCCHACUA
•	Mine hoist renewal in the Carmen mine to transport ore from lower levels of the mine that will permit mining cost reductions. CAPEX US$4.2 million.
•	Improving the pumping system to avoid floods. CAPEX US$2.2 million.
•	Leaching plant work to incorporate into reserves current ore resources with manganese content and increase production moving forward.

COLQUIJIRCA
•	Expansion of metallurgical facilities to increase plant capacity from 6,000 TPD to 18,000 TPD, which considers the construction of a new tailing dam. CAPEX US$200 million.

HUANZA HYDROELECTRICAL PLANT
•	Construction of a 90 Mw hydroelectric plant to ensure energy supplies from a clean and renewal source for direct operations and projects. CAPEX US$145 million.

LA ZANJA
La Zanja started the construction of leaching pads and the Bramadero Dam on July 1, 2009. It is expected to initiate operations in July 2010. CAPEX US$55.5 million.
In 2009, project expenditures totaled US$22.0 million. The mine construction progress is summarized in the following chart:

Structure	Progress as of December 31, 2009
Waste Dam of San Pedro Sur Mine	21%
Main Access	100%
Processes Plant ADR	36%
Leaching Platform	49%
Solution and torment wells	77%
Camps, Office, and General store	54%
Supervision - EPCM	70%

Board Resolutions

At the Board of Director’s meeting held February 25, 2010, the Board passed the following resolutions:

To call for the Annual Shareholders Meeting to be held March 26, 2010 to:

•	Approve the financial statements as of December 31, 2009
•	Approve the 2009 Annual Report
•	Approve a cash dividend of US$0.30 per share or ADS to be paid in U.S. currency.

* * *

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Poracota, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli). Has controlling interest in two mining companies (CEDIMIN and El Brocal) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.26% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2008 Form 20-F, please contact the persons indicated above.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	45.97	Colquijirca and Marcapunta Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.26	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
Ore Milled DST	128,223	126,922	1%	131,581	141,585	-7%	484,617	483,375	0%	527,767	203,684	159%
Ore Grade OZ/ST	0.63	0.58	8%	0.09	0.07	22%	0.60	0.59	3%	0.08	0.07	12%
Recovery Rate %	96.4%	95.6%	1%	81.6%	83.7%	-3%	95.7%	95.5%	0%	80.7%	82.2%	-2%
Ounces Produced	77,624	70,155	11%	10,124	8,304	22%	279,095	273,063	2%	36,132	11,448	216%

Orcopampa Total Production	4q09	87,748	4q08	78,459	fy09	315,227	fy08	284,511

	Three Months Ended December 31						Twelve Months Ended December 31
	Antapite			Poracota			Antapite			Poracota
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
Ore Milled DST	35,770	50,431	-29%	64,107	61,600	4%	140,782	207,014	-32%	244,448	184,188	33%
Ore Grade OZ/ST	0.22	0.19	14%	0.27	0.27	0%	0.23	0.22	5%	0.26	0.30	-13%
Recovery Rate %	96.2%	93.5%	3%	78.2%	82.6%	-5%	95.1%	94.1%	1%	80.8%	83.5%	-3%
Ounces Produced	7,574	9,131	-17%	13,474	13,736	-2%	31,004	42,890	-28%	51,516	46,125	12%

	SILVER PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
Ore Milled DST	248,400	265,119	-6%	485,451	530,992	-9%	1,019,931	950,740	7%	1,940,116	2,028,588	-4%
Ore Grade OZ/ST	13.78	15.61	-12%	2.79	2.44	14%	14.00	16.00	-12%	2.92	3.38	-14%
Recovery Rate %	72.8%	73.3%	-1%	65.0%	65.3%	0%	73.9%	74.2%	0%	64.4%	65.4%	-2%
Ounces Produced	2,497,133	3,034,526	-18%	880,865	841,744	5%	10,555,566	11,417,199	-8%	3,651,041	4,493,191	-19%

	ZINC PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
Ore Milled DST	248,400	265,118	-6%	485,451	530,992	-9%	248,400	950,740	-74%	1,940,116	2,028,588	-4%
Ore Grade %	1.29%	1.86%	-31%	5.28%	5.48%	-4%	1.56%	1.98%	-21%	5.33%	6.10%	-13%
Recovery Rate %	55.2%	66.9%	-17%	72.6%	70.6%	3%	57.3%	63.3%	-10%	72.2%	76.8%	-6%
ST Produced	1,709	3,154	-46%	18,598	20,516	-9%	9,049	12,456	-27%	74,615	89,982	-17%

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

APPENDIX 3

RESERVES AS OF DECEMBER 31, 2009
PROVEN AND PROBABLE

GOLD	%				BVN
	Ownership	ST (000)	Oz / ST	Oz (000)	Oz (000)
Orcopampa	100%	1,061	0.613	650	7
Julcani	100%	313	0.037	12	0
Shila - Paula	100%	37	0.644	24	0
Antapite	100%	26	0.309	8	0
Ishihuinca	100%	19	0.375	7	0
Poracota	100%	235	0.377	88	1
Yanacocha	43.65%	307,282	0.034	10,526	46
Yanacocha (Conga)	43.65%	617,787	0.019	11,836	52
El Brocal (Marcapunta Norte) Sulfides	45.97%	7,936	0.013	102	0
La Zanja	53.06%	36,296	0.020	726	4
Tantahuatay Oxides	40%	27,592	0.024	659	264
Total Gold Reserves		998,584	0.025	24,638	374

SILVER	%				BVN
	Ownership	ST (000)	Oz / ST	Oz (000)	Oz (000)
Orcopampa	100%	1,061	0.30	318	318
Poracota	100%	235	0.15	35	35
Uchucchacua (Plata - Sulfides)	100%	3,672	14.69	53,948	53,948
Uchucchacua (Zinc - Sulfides)	100%	702	5.71	4,005	4,005
Uchucchacua (Plata - Oxides)	100%	192	22.42	4,295	4,295
Julcani	100%	313	19.75	6,177	6,177
Recuperada	100%	469	5.30	2,483	2,483
Antapite	100%	26	0.44	11	11
Shila - Paula	100%	37	1.70	63	63
Pozo Rico	100%	18	17.37	319	319
El Brocal (Tajo Norte - La Llave)	45.97%	47,028	1.24	58,449	26,869
El Brocal (Marcapunta Norte) Sulfides	45.97%	7,936	0.48	3,816	1,754
Cerro Verde (Sulfides) (e)	19.26%	3,096,454	0.06	198,173	38,168
La Zanja	53.06%	36,296	0.51	18,475	9,803
Tantahuatay Oxides	40%	27,592	0.28	7,770	3,108
Total Silver Reserves		3,222,031	0.11	358,338	151,357

ZINC	%				BVN
	Ownership	ST (000)	% Zn	ST (000)	ST (000)
Uchucchacua (Plata - Sulfides)	100%	3,672	1.89	69	69
Uchucchacua (Zinc - Sulfides)	100%	702	6.28	44	44
Recuperada	100%	469	6.80	32	32
Pozo Rico	100%	18	0.92	0	0
El Brocal (Tajo Norte - La Llave)	45.97%	47,028	2.60	1,223	562
Total Zinc Reserves		51,889	2.64	1,368	708

LEAD	%				BVN
	Ownership	ST (000)	% Pb	ST (000)	ST (000)
Uchucchacua (Plata - Sulfides)	100%	3,672	1.39	51	51
Uchucchacua (Zinc - Sulfides)	100%	702	4.68	33	33
Julcani	100%	313	1.40	4	4
Recuperada	100%	469	5.00	23	23
Pozo Rico	100%	18	0.49	0	0
El Brocal (Tajo Norte - La Llave)	45.97%	47,028	0.86	404	186
Total Lead Reserves		52,202	0.99	516	298

COPPER	%				BVN
	Ownership	ST (000)	% Cu	ST (000)	ST (000)
Julcani	100%	313	0.54	2	2
Cerro Verde (Sulfides)	19.26%	3,096,454	0.43	13,315	2,564
Cerro Verde (Oxides)	19.26%	268,719	0.40	1,075	207
Yanacocha (Conga)	43.65%	617,787	0.26	1,613	704
El Brocal (Marcapunta) Sulfides	45.97%	7,936	2.55	202	93
Total Copper Reserves		3,990,896	0.41	16,205	3,568

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of December, 31 2009  and  2008

	2009	2008	2008
	US$(000)	US$(000)	US$(000)
Assets
Current assets
Cash, banks and time deposits	714,454	554,752	554,752
Trade accounts receivable, net	122,950	65,666	65,666
Embedded derivatives for concentrates sales	4,838	-	-
Other accounts receivable, net	14,346	23,248	23,248
Accounts receivable from associates	21,866	13,111	13,111
Current portion of hedge derivative financial instruments		52,873	52,873
Inventory, net	44,987	43,489	43,489
Current portion of prepaid taxes and expenses	14,368	35,573	35,573
Total current assets	937,809	788,712	788,712

Other long - term accounts receivable	1,457	1,370	1,370
Prepaid taxes and expenses	10,787	5,622	5,622
Hedge derivative financial instruments		21,464	21,464
Investment in associates	1,126,167	882,947	882,947
Mining concessions and property, plant and equipment, net	351,784	257,795	257,795
Development costs, net	91,633	99,937	99,937
Deferred income tax and workers’ profit sharing asset	261,877	242,148	242,148
Other assets	5,045	1,929	1,929
Total assets	2,786,559	2,301,924	2,301,924

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	58,233	36,589	36,589
Income tax payable	20,528	4,561	4,561
Current portion of other liabilities	87,125	64,817	64,817
Embedded derivatives for concentrates sales	292	9,953	9,953
Hedge derivative financial instruments	1,468
Current portion of long - term debt	79,452	98,190	98,190
Total current liabilities	247,098	214,110	214,110

Other long term liabilities	102,053	88,981	88,981
Hedge derivative financial instruments	5,375
Deferred income tax and workers’ profit sharing liabilities	18,158	32,981	32,981
Long term debt	150,555	229,105	229,105
Total liabilities	523,239	565,177	565,177

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2009 y 2008	750,540	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2009 y 2008	2,019	2,019	2,019
Additional paid-in capital	225,978	225,978	225,978
Legal reserve	112,363	53,007	53,007
Other reserves	269	269	269
Retained earnings	1,011,077	517,583	517,583
Cumulative translation loss	(34,075)	(34,075)	(34,075)
Unrealized (loss) gain on valuation of hedge derivative financial instruments, net	(4,591)	16,162	16,162
Unrealized gain on other investments	675	118	118
	2,064,255	1,531,601	1,531,601
Minority interest	199,065	205,146	205,146
Total shareholders’ equity, net	2,263,320	1,736,747	1,736,747

Total liabilities and shareholders’ equity, net	2,786,559	2,301,924	2,301,924

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and twelve month period ended December 31, 2009 and 2008

	For the three month period		For the twelve month period
	ended December, 31		ended December, 31
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	243,498	155,002	819,357	766,603
Royalty income	17,509	10,183	62,150	48,760
Total income	261,007	165,185	881,507	815,363

Operating costs
Cost of sales, excluding depreciation and amortization	81,892	70,860	280,342	251,804
Exploration in units in operation	20,493	16,340	68,649	57,003
Depreciation and amortization	19,830	22,165	73,536	62,993
Total operating costs	122,215	109,365	422,527	371,800
Gross income	138,792	55,820	458,980	443,563

Operating expenses
General and administrative	18,837	(5,708)	88,760	34,907
Exploration in non-operating areas	5,737	14,076	30,005	55,231
Royalties	13,813	9,124	39,646	35,694
Impairment of long-lived assets	3,325	18,610	3,325	18,610
Sales	3,148	2,814	10,047	15,386
Total operating expenses	44,860	38,916	171,783	159,828

Operating income before unusual item	93,932	16,904	287,197	283,735
Net loss on release of commitment
related to commercial contracts	-	-	-	(415,135)

Operating income (loss) after unusual item	93,932	16,904	287,197	(131,400)

Other income (expenses), net
Share in affiliated companies, net	147,555	21,381	451,306	340,929
Interest income	1,000	4,966	6,117	17,851
Interest expense	(2,085)	(7,667)	(15,090)	(33,934)
Gain (loss) on currency exchange difference	(1,193)	(5,960)	1,457	(12,198)
Other, net	(44)	(13,340)	2,553	(9,290)
Total other income (loss), net	145,233	(620)	446,343	303,358

Income before workers’ profit sharing, income tax
and minority interest	239,165	16,284	733,540	171,958

Provision for workers’ profit sharing, net	418	(7,633)	(12,592)	4,725
Provision for income tax, net	(4,699)	(14,589)	(64,340)	26,645

	234,884	(5,938)	656,608	203,328

Net income attributable to minority interest	(24,477)	(122)	(63,047)	(50,045)

Net income attributable to Buenaventura	210,407	(6,060)	593,561	153,283

Net income per basic and diluted share, stated in
U.S. dollars.	0.83	(0.02)	2.33	0.60

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and twelve month period ended December 31, 2009 and 2008

	For the three month period ended		For the twelve month period ended
	December, 31		December, 31
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	191,216	203,372	738,501	781,116
Dividens received	108,808	126,585	213,845	413,602
Royalties received	15,987	12,625	52,474	50,550
Tax recovered	1,910	-	32,387	-
Release of commitments in commercial contracts	-	-	-	(517,143)
Interest received	1,063	5,926	6,698	18,461
Payments to suppliers and third parties	(44,632)	(55,780)	(247,686)	(270,206)
Payments to employees	(17,378)	(24,519)	(94,906)	(111,110)
Payments for exploration	(26,230)	(29,816)	(92,479)	(105,367)
Payment of royalties	(12,536)	(11,144)	(39,416)	(41,401)
Income tax paid	(13,435)	(4,640)	(37,105)	(41,360)
Payments of interest	(1,800)	(7,682)	(10,876)	(26,622)
Net cash and cash equivalents provided by
(used in) operating activities	202,973	214,927	521,437	150,520

Investment activities
Decrease in time deposit	20,361	18,542	22,725	56,023
Settlement of escrow account		177,811		177,811
Disbursements for escrow account	-	(113,716)	-	(177,811)
Additions to mining concessions, property, plant and equipment	(114,925)	(11,349)	(152,177)	(61,175)
Acquisition of investments	(124)	(14,949)	(37,936)	(29,541)
Collections from sales of equipment	49		410	754
Disbursements for development activities	32,962	(15,577)	(10,969)	(41,950)
Other investment activities	4,503	(200)	4,692	(481)

Net cash and cash equivalents used in invesment activities	(57,174)	40,562	(173,255)	(76,370)

Financing activities
Proceeds from long-term debt	-	-	-	450,000
Proceeds from bank loans	-	-	-	510,000
Payments of bank loans	-	-	-	(510,000)
Payments of long-term debt	(23,685)	(87,879)	(97,288)	(206,824)
Dividens paid to minority shareholders of subsidiary	(4,210)	(7,691)	(27,756)	(37,275)
Dividens paid	(35,198)	(20,568)	(40,711)	(50,888)
Net cash and cash equivalents provided by
(used in) financing activities	(63,093)	(116,138)	(165,755)	155,013

Net increase (decrease) in cash and cash equivalents during the period	82,706	139,351	182,427	229,163
Cash and cash equivalents at beginning of period	631,748	392,676	532,027	302,864

Cash and cash equivalents at period-end	714,454	532,027	714,454	532,027

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Months of 2009 Results

	For the three month period ended		For the twelve month period ended
	December, 31		December, 31
	2009	2008	2009	2008
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by
(used in) operating activities

Net income	210,407	(6,060)	593,561	153,283
Add (less)
Depreciation and amortization	19,830	9,307	73,536	62,993
Net income attributable to minority interest	24,477	122	63,047	50,045
Provision for long term officers’ compensation	(213)	(15,256)	29,073	(7,678)
Deferred income tax and workers' profit sharing benefit	(20,006)	9,192	(5,653)	(91,565)
Allowance for doubtful trade accounts receivable	5,983		18,594	5,372
Accretion expense of the provision for closure of mining units	351	633	4,839	6,265
Interest payable provision
Net cost of plant and equipment retired
Share in associates companies, net of dividends received in cash	(38,747)	105,204	(237,461)	72,673
Provision for estimated fair value of embedded
derivatives related to sales of concentrates	(10,168)	(2,440)	(14,499)	3,969
Loss (gain) on currency exchange differences	1,193	5,960	(1,457)	12,198
Increase (decrease) of allowance for impairment of inventories	857	359	414	684
Increase (decrease) of allowance for impairment of long-lived assets	3,325	18,610	3,325	18,610
Adjustment for expense of the provision for closure of mining units
and exploration projects	455	13,066	455	13,066
Collections from sales of equipment	(61)	2,238	462	2,534
Income from release of commitment related to commercial contracts				(102,008)
Others	(1,862)	3,735	(706)	7,326

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable	(39,530)	76,768	(57,284)	41,874
Other accounts receivable	12,525	(77)	(16,193)	(4,328)
Accounts receivable from associate	(1,522)	2,442	(9,676)	1,790
Derivative financial instruments		(14,644)		(14,644)
Inventory	(617)	3,009	(1,498)	(8,323)
Prepaid taxes and expenses	(6,309)	2,794	16,040	(19,824)

Increase (decrease) of operating liabilities
Trade accounts payable	11,107	(3,461)	21,644	11,282
Income tax payable	4,765	(356)	15,967	(10,788)
Other liabilities	26,733	3,782	24,907	(54,286)

Net cash and cash equivalents provided by
(used in) operating activities	202,973	214,927	521,437	150,520

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 25, 2010